FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of NOVEMBER, 2005

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

-

Lund Gold Ltd. News Release Dated November 2, 2005,

-

Information Circular, Schedule A Audit Committee Charter, Form 51-102F1 Management Discussion & Analysis, Proxy and Return Card (Audited Financial Statements for the Year Ended June 30, 2005, EDGAR Filed Under the Companies Form 20F Annual Report Form on November 4, 2005),

-

Lund Gold Ltd. News Release Dated November 9, 2005,

-

Lund Gold Ltd. News Release Dated November 23, 2005,

-

Interim Financial Statements For the Period Ended September 30, 2005 and Form 52-109F2 Certification of Interim Filings, CEO & CFO.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

December 5, 2005

By:   “James G. Stewart”

           James G. Stewart

Its:   Secretary

       (Title)

LUND GOLD LTD.

Suite 2000, Guinness Tower

1055 West Hastings Street

Phone:  (604) 331-8772

Vancouver,  B.C.  V6E 2E9

Fax:      (604) 331-8773

December 5, 2005

SECURITIES AND EXCHANGE COMMISSION                                VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Ms. Pam Morris

Miller Thomson, Attention:  Mr. Rupert Legge

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

November 2, 2005	Trading Symbol: TSX Venture – LGD Website: www.lundgold.com

NEWS RELEASE

Lund Gold Ltd. reports that it has agreed, subject to regulatory approval, to issue a total of 152,500 shares at a deemed price of $0.10 per share to key employees in lieu of cash compensation.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek,

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

LUND GOLD LTD.

INFORMATION CIRCULAR
as at October 17, 2005

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of LUND GOLD LTD. (the “Company”) for use at the annual general meeting of the shareholders of the Company (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying notice of Meeting and at any adjournment thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. The Company does not reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT OF PROXIES

The persons named in the accompanying instrument of proxy are directors and/or officers of the Company, and are proxyholders nominated by management. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT ON ITS BEHALF AT THE MEETING OTHER THAN THE NOMINEES OF MANAGEMENT NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER MUST STRIKE OUT THE NAMES OF THE NOMINEES OF MANAGEMENT NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF ITS NOMINEE IN THE BLANK SPACE PROVIDED ON THE PROXY.  A PERSON APPOINTED AS PROXYHOLDER NEED NOT BE A SHAREHOLDER OF THE COMPANY.

A form of proxy will only be valid if it is duly completed and signed as set out below and must be received either by mail, fax, telephone or internet voting with the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Fax: 1-866-249-7775 or outside North America Fax: 416-263-9524) not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the Meeting or any adjournment thereof.

An instrument of proxy must be signed by the shareholder or its attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name.  Shareholders holding their shares through their brokers, intermediaries, trustees or other persons (collectively, an “Intermediary”) or otherwise not in their own name (such shareholders referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders appearing on the records maintained by the Company’s transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting.  If a shareholder’s shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are not registered in the shareholder’s name and that shareholder is a Beneficial Shareholder.  Such shares are most likely registered in the name of the shareholder’s broker or an agent of that broker.  In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms.  Shares held by Intermediaries, such as those held on behalf of a broker’s client, can only be voted at the Meeting at the direction of the Beneficial Shareholder. Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings, and without specific instructions Intermediaries are prohibited from voting the shares of Beneficial Shareholders.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Materials pertaining to the Meeting which are sent to Beneficial Shareholders will generally be accompanied by one of the following forms:

(a)

A form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, it does not need to be signed by the Beneficial Shareholder.  In this case, the Beneficial Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as set out under the heading “Appointment of Proxies”.  If a Beneficial Shareholder wishes to appear in person at the Meeting, it should strike out the names of the nominees of management named in the instrument of proxy and insert its name or the name of its nominee in the blank space provided on the proxy prior to the proxy being deposited.

(b)

A voting instruction form (“VIF”) which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Shareholder and returned to the Intermediary (or its service company), will constitute voting instructions which the Intermediary must follow.  The VIF may consist of a one page pre-printed form or a regular printed instrument of proxy accompanied by a page of instructions which often includes a removable label containing a bar-code and other information.  If the form of VIF is the former, the Beneficial Shareholder must properly complete and sign the VIF and return it to the Intermediary in the manner specified in the VIF.  If the form of VIF is the latter, the Beneficial Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary in the manner specified in the VIF.

By properly returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on its behalf.  For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The vast majority of Intermediaries delegate responsibility for obtaining instructions from Beneficial Shareholders to ADP Investor Communications (“ADP”) in Canada.  ADP typically prepares a machine-readable VIF instead of a proxy, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to ADP, usually by way of mail, the Internet or telephone.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which ADP has solicited voting instructions.  A Beneficial Shareholder who receives an ADP VIF cannot use that form to vote shares directly at the Meeting.  The VIF must be returned to ADP (or instructions respecting the voting of shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the shares voted.  If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on its behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or its nominee the right to attend and vote at the Meeting as set out under the heading “Appointment of Proxies”.

All references to shareholders in this information circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

These materials pertaining to the Meeting are being sent to both registered shareholders and Beneficial Shareholders.  Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send these materials pertaining to the Meeting directly to the NOBOs and indirectly through Intermediaries to the OBOs.  The Intermediaries are responsible for forwarding the Meeting Materials to OBOs.

If you are a Beneficial Shareholder and the Company or its agent has sent these materials pertaining to the Meeting directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send these Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the VIF or instrument of proxy, as the case may be.

REVOCATION OF PROXIES

A proxy may be revoked by:

(a)

signing a proxy bearing a later date and depositing it at the place and within the time aforesaid;

(b)

signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and either delivering the same to the registered office of the Company, located at 1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;

(c)

attending the Meeting or any adjournment thereof and registering with the  Scrutineer thereat as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d)

in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy.  A non-registered shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its proxy on its behalf.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

IF A SHAREHOLDER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES REPRESENTED BY PROXY WILL BE VOTED OR WITHHELD FROM VOTING BY THE PROXYHOLDER IN ACCORDANCE WITH THOSE INSTRUCTIONS ON ANY BALLOT THAT MAY BE CALLED FOR.  IN THE ENCLOSED FORM OF PROXY, IN THE ABSENCE OF ANY INSTRUCTIONS IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED BY THE PROXYHOLDER, IF A NOMINEE OF MANAGEMENT, IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THE NOTICE OF MEETING TO WHICH THIS INFORMATION CIRCULAR IS ATTACHED.  IF ANY AMENDMENTS OR VARIATIONS TO SUCH MATTERS, OR ANY OTHER MATTERS, ARE PROPERLY BROUGHT BEFORE THE MEETING, THE PROXYHOLDER, IF A NOMINEE OF MANAGEMENT, WILL EXERCISE ITS DISCRETION AND VOTE ON SUCH MATTERS IN ACCORDANCE WITH ITS BEST JUDGMENT.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder (other than the nominees of management named in the instrument of proxy) with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting.  To enable a proxyholder to exercise its discretionary authority a shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon.  This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this information circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only those common shareholders of record on October 17, 2005, will be entitled to vote at the Meeting or any adjournment thereof, in person or by proxy.  On October 17, 2005, 17,138,618 common shares without par value were issued and outstanding, each share carrying the right to one vote. The Company is authorized to issue 200,000,000 common shares without par value.

To the best of the knowledge of management of the Company, no shareholder beneficially owns, directly or indirectly, or exercises control or discretion over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at four (4).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Previous Service As a Director	Number of common shares beneficially owned or, directly or indirectly, controlled (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years
J. DOUGLAS BROWN Gloucester, England Director and Audit Committee Member	Since March 2004	236,000 shares (2)	Managing Director of Monmouth Securities (Switzerland) Limited
MAX FUGMAN Vancouver, British Columbia Director and Audit Committee Member	Since October 2004	240,000 shares	President of Jana and Company
CHET IDZISZEK Vancouver, British Columbia President and Director	Since 1997	818,130 shares	Geologist; President of Madison Minerals Inc., a mineral exploration company
JAMES G. STEWART Vancouver, British Columbia Director and Corporate Secretary and Audit Committee Member	Since 1998	313,500 shares (3)	Barrister and Solicitor

Note:

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at October 17, 2005, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(2)

These shares are held indirectly in the name of Aslan Ltd., a private company controlled by J. Douglas Brown.

(3)

These shares are held indirectly in the name of J.G. Stewart Law Corporation Ltd., a private company controlled by James G. Stewart.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table (presented in accordance with the rules (the “Rules”) made under the Securities Act (British Columbia) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of the Chief Executive Officer and the Chief Financial Officer as at June 30, 2005, and the other three most highly compensated executive officers of the Company as at June 30, 2005, whose individual total compensation for the most recently completed financial year exceeded $150,000 (of which there were none) and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

The following table sets forth the summary of the compensation paid to the Company’s chief executive officer, Chet Idziszek, and chief financial officer, Naomi Corrigan, for the past three fiscal years:

Name and Principal Position	Fiscal Year Ended	Annual Compensation			Long Term Compensation			All Other Comp-ensation $
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Comp-ensation ($)	Securities Under Options Granted (#)	Shares/ Units Subject to Resale Restric-tions ($)	LTIP Payouts ($)
Chet Idziszek President and CEO	June 30, 2005 June 30, 2004 June 30, 2003	$75,000 $62,500 Nil	Nil Nil Nil	Nil Nil Nil	Nil 108,500 Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Naomi Corrigan CFO	June 30, 2005 June 30, 2004 June 30, 2003	$12,340 $11,021 $6,800	Nil Nil Nil	Nil Nil Nil	Nil 10,000 Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Long Term Incentive Plans

The Company does not have a Long Term Incentive Plan pursuant to which it provides compensation intended to motivate performance over a period greater than one financial year.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the most recently completed financial year there were no employment contracts between the Company or its subsidiaries and a NEO, and no compensatory plans, contracts or arrangements where a NEO is entitled to receive more than $100,000 from the Company or its subsidiaries, including periodic payments or instalments, in the event of:

(a)

the resignation, retirement or any other termination of the NEO’s employment with the Company and its subsidiaries;

(b)

a change of control of the Company or any of its subsidiaries; or

(c)

a change in the NEO’s responsibilities following a change in control.

Pension and Retirement Benefit Plans

No pension or retirement benefit plans have been instituted by the Company, and none are proposed at this time.

Option Grants in Last Fiscal Year

The Company did not grant any stock options to the Named Executive Officers during the fiscal year ended June 30, 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth a summary of share options exercised by and remaining outstanding to the Named Executive Officers for the fiscal year ended June 30, 2005:

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End	$ Value of Unexercised In-the-Money Options (1)
Chet Idziszek President	Nil	Nil	108,500	Nil
Naomi Corrigan CFO	Nil	Nil	10,000	Nil

Note:

(1)

Value of unexercised in-the-money options calculated using the closing price of the common shares of the Company on the TSX Venture Exchange on June 30, 2005, less the exercise price of in-the-money options.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated for providing services in their capacity as directors, for committee participation or for involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this information circular, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, the Company paid or accrued $64,075 to a company controlled by  J.G. Stewart for professional services rendered during the last completed fiscal year.

Option Grants in Last Fiscal Year

The following table sets forth stock options granted by the Company during the fiscal year ended June 30, 2005 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Security) (1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
J. Douglas Brown	59,000	100%	$0.25	$0.21	July 22, 2009

1.

Notes:
(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of a common share of the Company on the date of the grant. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital.  Options vest immediately upon grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End-Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended June 30, 2005, by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End	$ Value of Unexercised In-the-Money Options (1)
J. Douglas Brown	Nil	Nil	69,000	Nil
Max Fugman	Nil	Nil	Nil	Nil
James G. Stewart	Nil	Nil	59,000	Nil

Note:

(1)

Value of unexercised in-the-money options calculated using the closing price of the common shares of the Company on the TSX Venture Exchange on June 30, 2005, less the exercise price of in-the-money options.

2.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended June 30, 2005.

3.

securities authorized for issuance under equity compensation plans

The following table sets out, as of the end of the Company’s fiscal year ended June 30, 2005, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	554,500	$0.50	1,159,361
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
TOTAL	554,500	$0.50	1,159,361

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company or any subsidiary thereof, or any associate or affiliate of the above, is or has been indebted to the Company at any time since the beginning of the last completed fiscal year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recently completed financial year, which has materially affected or will materially affect the Company, other than as disclosed by the Company herein.

APPOINTMENT OF AUDITOR

Management proposes that Davidson & Company LLP, Chartered Accountants, be appointed as the auditor of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Davidson & Company LLP were first appointed the auditor of the Company on June 29, 2003 when PricewaterhouseCoopers LLP resigned as the auditor of the Company and the directors appointed Davidson & Company LLP to fill the vacancy.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company, as a venture issuer, to disclose  annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Company’s audit committee is governed by an audit committee charter, the text of which is attached as Schedule “A” to this Information Circular.

The Company’s audit committee is comprised of three directors,  Max Fugman, J. Douglas Brown  and James G. Stewart.  As defined in MI 52-110, Max Fugman and J. Douglas Brown are “independent”.  Also as defined in MI 52-110, all of the audit committee members are “financially literate”.

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt  a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110.  Section 2.4 provides an exemption from the requirements that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.  Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.  Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, “audit fees” are billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees incurred by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
June 30, 2005	$15,000	Nil	$1,000 (1)	Nil
June 30, 2004	$15,000	Nil	$1,000 (1)	Nil

(1)Fees related to the preparation of the Company’s T-2 corporate income tax return and the General Index of Financial Information required by Canada Revenue Agency.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)

each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)

each proposed nominee for election as a director of the Company; and

(c)

each associate or affiliate of any of the foregoing.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Incentive Stock Option Plan

The Company has a “rolling” stock option plan (the “Plan”), which makes a maximum of 10% of the issued and outstanding shares of the Company available for issuance thereunder.

The purpose of the Plan is to provide directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase shares of the Company at a specific price, and subsequently benefit from any appreciation in the value of the Company’s shares. This provides an incentive for such persons to contribute to the future success of the Company and enhances the ability of the Company to attract and retain skilled and motivated individuals, thereby increasing the value of the Company’s shares for the benefit of all shareholders.

The Plan was approved by shareholders of the Company at the last special and annual general meeting held on December 8, 2004.  In accordance with the polices of the TSX Venture Exchange (the “Exchange”), a rolling plan such as the Plan requires the approval of the shareholders of the Company on an annual basis.

The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of the issued and outstanding shares of the Company. The exercise price of stock options granted will be determined by the Company’s Board of Directors and will be priced in accordance with the policies of the Exchange, and will not be less than the closing price of the Company’s shares on the Exchange on the date prior to the date of grant less any allowable discounts. All options granted under the Plan will have a maximum term of five years.

The Plan provides that it is solely within the discretion of the Company’s Board of Directors to determine who should receive options and how many they should receive.  The Board may issue a majority of the options to insiders of the Company.  However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company’s issued and outstanding share capital.

The full text of the Plan is available for review by any shareholder up until the day preceding the Meeting at the Company’s head office, located at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, and will also be available at the Meeting.

Upon the approval of the Plan by the Company’s shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options under the Plan.

At the Meeting, shareholders will be asked to approve an ordinary resolution approving the Plan.  The text of the resolution to be considered and, if thought fit, approved at the Meeting is substantially as follows:

“BE IT RESOLVED THAT:

1.

Subject to the approval of the TSX Venture Exchange, the Company’s stock option plan, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder as described in the Company’s Information Circular dated October 17, 2005, be and is hereby approved.

2.

Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution.”

Approval of the resolution will require the affirmative vote of a majority of the votes cast at the Meeting in respect thereof.

Management of the Company recommends that the shareholders vote in favour of the approval of the Plan, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

Stock Option Repricing

At the Meeting, the shareholders of the Company will be asked to authorize the directors, in their discretion, to re-price downward any existing stock options held by “insiders” (as defined below) of the Company and/or its subsidiaries, at such prices and upon such terms as may be acceptable to the stock exchanges upon which the Company’s shares are listed (currently, the TSX Venture Exchange (the “Exchange”)). Exchange Listing Policy Number 4.4 (the “Policy”) outlines the requirements and procedures associated with the granting and amendment of incentive stock options which include, among other things, that approval of the disinterested shareholders be provided to the re-pricing downward of stock options to insiders of the Company prior to the exercise of stock options. Such approval may be given in advance by way of blanket or omnibus shareholders’ resolution authorizing the Company’s Board of Directors to re-price downward stock options to insiders of the Company. The details of stock options granted to insiders of the Company outstanding at the date of this Information Circular are set forth herein under the heading “Executive Compensation”. Shares held by insiders or associates of insiders will not be voted for the purpose of this resolution.

In the event shareholder approval is not forthcoming, the Company will not proceed with the future re-price downward of insiders’ stock options. The term “insiders” is defined in the Securities Act (British Columbia) and generally includes directors and senior officers of the Company and its subsidiaries, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Shareholders of the Company may obtain copies of the Company’s financial statements and management discussion and analysis by contacting the Company at the Company’s head office at Suite 2000, 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 during normal business hours or by mail at that address, by phone at 604-331-8772 or by fax at 604-331-8773.

Financial information is provided in the Company’s comparative financial statements and management discussion and analysis for its most recently completed financial year.

DATED at Vancouver, British Columbia as of the 17th day of October, 2005.

BY ORDER OF THE BOARD

Signed “Chet Idziszek”

Chet Idziszek,

President and Chief Executive Officer

SCHEDULE “A”

LUND GOLD LTD.

(the “Company”)

AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company is to provide an open avenue of communication between management, the Company’s independent auditor and the Board and to assist the Board in its oversight of:

•

the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices;

•

the Company’s compliance with legal and regulatory requirements related to financial reporting; and

•

the independence and performance of the Company’s independent auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company’s articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors.  Members of the Committee shall be appointed by the Board and may be removed by the Board at its discretion.  The members of the Committee shall elect a Chairman from among their number.  A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company.  All members of the Audit Committee will be financially literate, with financial literacy being the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company.  With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee’s role is one of oversight.  Management is responsible for preparing the Company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”).  Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor’s responsibility is to audit the Company’s financial statements and provide its opinion, based in its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company’s financial statements, preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor.  The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor, including the resolution of disagreement between management and the auditor regarding financial reporting.  The independent auditor shall report directly to the Committee, and the Committee will implement  structures  and  procedures as it deems necessary to ensure that it meets with the auditor on a regular basis independent of management.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1.

Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2.

Review the appointments of the Company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3.

Review with management and the independent auditor the adequacy and effectiveness of the Company’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4.

Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5.

Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6.

The Committee will review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in paragraphs 4 and 5 above, and periodically assess the adequacy of those procedures.

7.

Review the Company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

8.

Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor’s judgment about the quality and appropriateness of the Company’s accounting policies.  This review may include discussions with the independent auditor without the presence of management.

9.

Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

10.

Unless otherwise permitted by applicable securities laws, pre-approve all non-audit services to be provided to the Company by the independent auditor, together with estimated fees, and consider the impact, if any, on the independence of the auditor.

11.

Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.

12.

The Committee will review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Company.

13.

Establish and review the Company’s procedures for the:

•

receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

•

confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

14.

Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities.  The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

15.

Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the Business Corporations Act (British Columbia) and the articles of the Company.

LUND GOLD LTD.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED JUNE 30, 2005

The following discussion and analysis, prepared as of October 17, 2005, should be read together with the audited financial statements for the fiscal year ended June 30, 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  The principal differences from U.S. GAAP that affect the financial statements of the Company are described in Note 15 of the financial statements of the Company.  All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

The Company is in the business of acquiring and exploring its resource properties.  The Company does not currently have any producing properties and its current operations on the Aldebarán Property and the Carneirinho Property are an exploratory search for minerals.  During the fiscal year ended June 30, 2005, the Company was primarily engaged in the exploration of its Aldebarán Property in Brazil.  Pursuant to an agreement dated May 5, 2003, and amended October 31, 2003, March 15, 2004, August 16, 2004 and October 28, 2004, the Company and Goldmarca Limited were granted an option by Global Consultoria Mineral Ltda. (“Global”) to jointly acquire up to a 100% interest in the Aldebarán property in Brazil. Global has the right, pursuant to an underlying agreement, to acquire the property from the owners of the surface and mineral rights.  During the fiscal year ended June 30, 2005, the interest of Goldmarca Limited was converted to a 5% net profits interest as a result of dilution for failing to contribute to exploration expenditures, thereby allowing the Company to acquire the 100% interest in the Aldebarán Property.  In March 2005, the Company and Oromin Explorations Ltd. (“Oromin”), a company related by common directors, were granted an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.

The Company’s common shares trade on the facilities of the TSX Venture Exchange under the symbol “LGD”.

Overall Performance

The following is a summary of significant events and transactions that occurred during the fiscal year ended June 30, 2005.

1.

As at June 30, 2005, the Company had incurred $1,758,458 on the acquisition and exploration of its Aldebarán Property in Brazil, of which $1,194,806 was incurred in the fiscal year ended June 30, 2005.  Significant expenditures in the fiscal year ended June 30, 2005 include the following:

Category	Amount	Percentage Of Total Expenditures In the Fiscal Year Ended June 30, 2005
Acquisition	$352,641	29.5%
Camp and Administration	$203,233	17.0%
Drilling	$317,419	26.5%
Geological	$213,608	17.9%

The Company’s 2004 Phase II exploration program, comprised of 12 diamond drill holes totalling 2,000 metres, auger geochemical sampling, mechanical (bulldozer) trenching and geological mapping/sampling was carried out in late 2004.  The drilling tested the highest priority geological and geochemical targets at the Baixao Creek and Grota Rica areas, as well as the three distinct geological models indicated by the 54.5 line kilometre IP surveying program: iron oxide, epithermal and bulk tonnage quartz stockwork/quartz vein hosted gold mineralization.  The geological and geochemical similarities encountered by the Company’s drilling and surface trenching within the altered and mineralised Baixao Creek structural corridor suggest that a large mineralising system was active at Aldebarán.  Although broadly distributed, favourable alteration was encountered in all of the target areas drilled, gold results were predominantly geochemically anomalous with only narrow, isolated intervals returning in excess of 1.0 gm/t gold.  Douglas Turnbull, P. Geo., the Company’s consulting geologist, is the qualified person responsible for the preparation of the technical information in this document.

The Company is reviewing the Aldebarán property data with various exploration companies that may be interested in entering into a joint venture to further the exploration program at Aldebarán.

2.

In November 2004, the Company completed a brokered private placement of 5,100,550 units at a price of $0.25 per unit for cash proceeds of $1,170,709, net of commissions of $74,415 and share issue costs of $30,014.  Each unit consists of one share and one share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.30 per share, if exercised on or before November 22, 2005, and thereafter at a price of $0.35 per share, if exercised on or before November 22, 2006.  The agent received cash commission of $74,415 as well as a broker’s warrant entitling the purchase of up to 744,150 shares of the Company with the same terms as described above, an administration fee of $5,000 (included in share issue costs described above) and a corporate finance fee of 80,000 shares of the Company.  The fair value of the broker warrants is estimated to be $110,384 which has been recorded as share issue costs with a corresponding amount recorded in contributed surplus.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.26%, an expected life of two years, expected volatility of 123.15% and an expected dividend yield of 0.0%.

3.

Ken Morgan and Mark Brown resigned as directors and Max Fugman became a director of the Company.  Mr. Fugman is the President of Jana International Fashions Ltd., an international clothing exporter and wholesaler and is the Canadian Honorary Consul for the Kingdom of Thailand.

4.

In March 2005, the Company and Oromin Explorations Ltd. (“Oromin”), a company related by common directors, were granted an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.  The Carneirinho Property is located approximately 200 kilometres southwest of the city of Itaituba within the very active Tapajós region, generally regarded as the premier epithermal gold district in Brazil.

The option to acquire the Carneirinho Property is structured as a two-stage option with the Company and Oromin jointly acquiring a 50% interest at each stage. In order to exercise the first option, the Company and Oromin must pay the vendor US$50,000 on or before April 30, 2005 (paid) and a total of US$1,700,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, the Company and Oromin must pay the vendor an additional US$6,000,000 on or before April 30, 2010.

The Company and Oromin plan to initiate exploration activities as soon as crews can be mobilised to Carneirinho.  Preliminary evaluation will include geological mapping, prospecting, channel sampling and auger drill sampling.  Additional geophysics covering an area larger than previous ground surveys and core drilling is also proposed as a second phase program.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended June 30, 2005	Year Ended June 30, 2004	Year Ended June 30, 2003

Total revenues	nil	nil	nil
Net loss	$322,357	$816,776	$184,661
Basic and diluted loss per share	(0.02)	(0.09)	(0.07)
Total assets	2,099,788	1,211,860	225,826
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

During the fiscal year ended June 30, 2005, the total assets of the Company increased to $2,099,788 from $1,211,860 as at June 30, 2004, primarily due to increased resource property expenditures financed by the sale of share capital.  The decrease in loss during the year ended June 30, 2005 compared to the loss for the year ended June 30, 2004 is primarily due to due to significant decreases in consulting fees, interest expense and loan bonus costs, stock-based compensation and travel and public relations costs partly as a result of changes to management of the Company during the year.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

At June 30, 2005, the Company’s current assets totalled $257,269 compared to $634,751 at June 30, 2004.  The decrease is attributable to exploration expenditures on the Aldebarán Property.  During the same period, current liabilities decreased to $32,403 from $61,717.  As a result, the Company’s working capital was $224,866 at June 30, 2005 as compared with working capital of $573,034 at June 30, 2004.  As at June 30, 2005 and June 30, 2004, the Company had no long-term debt.

At June 30, 2005, the Company had total assets of $2,099,788 as compared with $1,211,860 at June 30, 2004.  This increase is due principally to the sale of share capital.

Share capital as at June 30, 2005 was $10,289,325 as compared with $9,170,275 at June 30, 2004 due to the sale of share capital.  During the fiscal year ended June 30, 2005, the Company completed a brokered private placement of 5,100,550 units at a price of $0.25 per unit for cash proceeds of $1,170,709, net of commissions of $74,415 and share issue costs of $30,014.  Each unit consists of one share and one share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.30 per share, if exercised on or before November 22, 2005, and thereafter at a price of $0.35 per share, if exercised on or before November 22, 2006.  The agent received cash commission of $74,415 as well as a broker’s warrant entitling the purchase of up to 744,150 shares of the Company with the same terms as described above, an administration fee of $5,000 (included in share issue costs described above) and a corporate finance fee of 80,000 shares of the Company.  The fair value of the broker warrants is estimated to be $110,384 which has been recorded as share issue costs with a corresponding amount recorded in contributed surplus.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.26%, an expected life of two years, expected volatility of 123.15% and an expected dividend yield of 0.0%.  During the fiscal year ended June 30, 2005, the Company also issued 391,500 shares at a price of $0.15 per share to generate net proceeds of $58,725 pursuant to the exercise of share purchase warrants.

The Company’s largest cash outflow in the fiscal year ended June 30, 2005 was due to expenditures on resource properties of $1,243,184.  The Company’s largest cash outflow in the fiscal year ended June 30, 2004 was due to expenditures on resource properties of $520,845.  The most significant contribution to working capital in the year ended June 30, 2005 was provided by the sale of share capital for cash proceeds of $1,229,434.  The most significant contribution to working capital in the year ended June 30, 2004 was provided by the sale of share capital for cash proceeds of $1,611,334.

During the fiscal year ended June 30, 2005, the Company recorded interest income of $5,919 and a foreign exchange gain of $650.  During the fiscal year ended June 30, 2004, the Company recorded interest income of $5,291 and a foreign exchange loss of $33.

Expenses for the fiscal year ended June 30, 2005 were $328,926, down from $822,034 for the fiscal year ended June 30, 2004.  This decrease is primarily due to significant decreases in consulting fees, interest expense and loan bonus costs, stock-based compensation and travel and public relations costs partly as a result of changes to management of the Company during the year.  The most significant decrease was for stock-based compensation which fell from $291,574 for the fiscal year ended June 30, 2004 to $10,165 for the fiscal year ended June 30, 2005 as a result of incentive stock options granted during the previous period.  Consulting fees for the fiscal year ended June 30, 2005 decreased to $5,000 from $54,300 for the fiscal year ended June 30, 2004 as a result of the departure of Kenneth Morgan as the Company’s Chief Financial Officer.  Interest expense and loan bonus decreased to $328 for the fiscal year ended June 30, 2005 from $43,235 for the previous year as a result of a loan arranged by the Company as part of its reactivation (which loan was repaid during the fiscal year ended June 30, 2004).  Travel and public relations fees for the fiscal year ended June 30, 2005 decreased to $44,373 from $140,014 for the fiscal year ended June 30, 2004 as a result of the termination of investor relations representatives and the completion of website development begun during the previous year.

The net loss for the fiscal year ended June 30, 2005 was $322,357 or $0.02 per share as compared with a net loss for the fiscal year ended June 30, 2004 of $816,776 or $0.09 per share.  The Company also expects to incur a net operating loss for the fiscal year ending June 30, 2006.

Summary of Quarterly Results

	Three Months Ended June 30, 2005	Three Months Ended March 31, 2005	Three Months Ended December 31, 2004	Three Months Ended September 30, 2004	Three Months Ended June 30, 2004	Three Months Ended March 31, 2004	Three Months Ended December 31, 2003	Three Months Ended September 30, 2003
Total assets	$2,099,788	2,176,010	2,207,867	1,144,452	1,211,860	1,338,071	416,797	333,915
Resource properties and deferred costs	1,813,649	1,684,180	1,105,243	832,735	563,652	464,026	317,846	226,460
Working capital (deficiency)	241,204	441,775	1,066,012	237,521	573,034	790,763	(197,528)	(72,236)
Shareholders’ equity	2,067,385	2,139,491	2,185,783	1,085,799	1,150,143	1,271,998	136,404	168,378
Revenues	Nil	nil	nil	nil	nil	nil	nil	nil
Net loss	(72,106)	(60,242)	(108,750)	(81,259)	(307,853)	(114,560)	(146,079)	(248,284)
Earnings (loss) per share	(0.00)	(0.00)	(0.01)	(0.01)	(0.03)	(0.01)	(0.02)	(0.04)

Significant changes in key financial data from 2003 to 2005 can be attributed to the reactivation of the Company and its acquisition, financing and active exploration of the Aldebarán Property.

Liquidity

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.

Based on its existing working capital, the Company requires additional financing during the upcoming fiscal year and is currently seeking such funding.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing, to incur additional exploration expenditures on its Carneirinho Property during the fiscal year ending June 30, 2006.  If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

	June 30, 2005	June 30, 2004

Working capital	$241,204	$573,034
Deficit	(8,773,079)	(8,450,722)

Capital Resources

During the fiscal year ended June 30, 2005, the Company completed a brokered private placement of 5,100,550 units at a price of $0.25 per unit for cash proceeds of $1,170,709, net of commissions of $74,415 and share issue costs of $30,014.  Each unit consists of one share and one share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.30 per share, if exercised on or before November 22, 2005, and thereafter at a price of $0.35 per share, if exercised on or before November 22, 2006.  The agent received cash commission of $74,415 as well as a broker’s warrant entitling the purchase of up to 744,150 shares of the Company with the same terms as described above, an administration fee of $5,000 (included in share issue costs described above) and a corporate finance fee of 80,000 shares of the Company.  The fair value of the broker warrants is estimated to be $110,384 which has been recorded as share issue costs with a corresponding amount recorded in contributed surplus.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.26%, an expected life of two years, expected volatility of 123.15% and an expected dividend yield of 0.0%.  During the fiscal year ended June 30, 2005, the Company also issued 391,500 shares at a price of $0.15 per share to generate net proceeds of $58,725 pursuant to the exercise of share purchase warrants.

Based on its existing working capital, the Company requires additional financing during the upcoming fiscal year and is currently seeking such funding.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing, to incur additional exploration expenditures on its Carneirinho Property during the fiscal year ending June 30, 2006.  If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the fiscal year ended June 30, 2005, the Company incurred costs of $176,721 with related parties.  These payments were comprised of $5,000 paid to a director of the Company for consulting services and $64,075 accrued or paid to a company controlled by a director and officer of the Company for legal services.  The Company also paid wages and benefits of $75,000 to its Chief Executive Officer and incurred rent costs of $32,646 with companies related by way of common directors.

As at June 30, 2005, accounts payable includes $3,750 due to the Chief Executive Officer of the Company for wages.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Fourth Quarter

During the three months ended June 30, 2005, the Company incurred general and administrative expenses of $73,637.  The largest of these expenses was wages of $27,181.  In addition, the Company incurred mineral property expenditures of $80,802 with respect to its Aldebarán Property, comprised of acquisition costs of $3,505, assay costs of $7,720, camp and administration costs of $8,913, drilling costs of $19,836, geological contractor and staff costs of $29,932 and land and legal costs of $10,896.  The Company also incurred net acquisition and exploration costs of $48,667 with respect to its Carneirinho Property, comprised of acquisition costs of $34,806, camp and administration costs of $50, geological contractor and staff costs of $4,253, land and legal costs of $5,401 and transportation costs of $4,157.

Proposed Transactions

At the date hereof, there are no proposed asset or business acquisitions or dispositions.

Critical Accounting Estimates

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalised by property.  If economically recoverable ore reserves are developed, capitalised costs of the related property are reclassified as mining assets and amortised using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realisable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Stock-based Compensation

The Company has adopted the accounting policy described in Section 3870 of the Canadian Institute of Chartered Accountants’ handbook, “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The Company has adopted the fair value method, pursuant to which the Company recognises compensation costs for the granting of all stock options and direct award stock.  Any consideration paid by the option holders to purchase shares is credited to capital stock.

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at rates approximating those in effect at the time of the transaction.  Translation gains and losses are reflected in the income or loss for the period.

Changes in Accounting Policies

Asset Retirement Obligations

Effective July 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets.  Such asset retirement cost must be recognised at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortised into income on a systematic basis over its useful life.  Adoption of this standard has not affected the Company’s consolidated financial statements.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted.  As at June 30, 2005 approximately 11% of cash and cash equivalents is held in US dollars.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

As at June 30, 2004, the Company had incurred acquisition and exploration costs of $563,652 with respect to its Aldebarán Property and during the fiscal year ended June 30, 2005, the Company incurred a further $1,194,806 in acquisition and exploration costs.  The major components of cumulative expenditures are as follows: acquisition costs of $461,127 or 26.2% of the total, assay costs of $41,084 or 2.3% of the total, camp and administration costs of $264,322 or 15.0% of the total, drilling costs of $317,419 or 18.1% of the total, geological contractor and staff costs of $378,169 or 21.5% of the total, geophysical contractor costs of $100,447 or 5.7% of the total, land and legal costs of $94,929 or 5.4% of the total, report and mapping costs of $18,801 or 1.1% of the total and transportation costs of $82,160 or 4.7% of the total.

As at June 30, 2005, the Company had incurred acquisition and exploration costs of $55,191 with respect to its Carneirinho Property.  The major components of this amount are as follows: acquisition costs of $38,337 or 69.4% of the total, geological contractor and staff costs of $4,253 or 7.7% of the total, land and legal costs of $5,695 or 10.3% of the total and transportation costs of $6,856 or 12.4% of the total.

Expenses for the fiscal year ended June 30, 2005 were $328,926, down from $822,034 for the fiscal year ended June 30, 2004.  This decrease is primarily due to significant decreases in consulting fees, interest expense and loan bonus costs, stock-based compensation and travel and public relations costs partly as a result of changes to management of the Company during the year.  The most significant decrease was for stock-based compensation which fell from $291,574 for the fiscal year ended June 30, 2004 to $10,165 for the fiscal year ended June 30, 2005 as a result of incentive stock options granted during the previous period.  Consulting fees for the fiscal year ended June 30, 2005 decreased to $5,000 from $54,300 for the fiscal year ended June 30, 2004 as a result of the departure of Kenneth Morgan as the Company’s Chief Financial Officer.  Interest expense and loan bonus decreased to $328 for the fiscal year ended June 30, 2005 from $43,235 for the previous year as a result of a loan arranged by the Company as part of its reactivation (which loan was repaid during the fiscal year ended June 30, 2004).  Travel and public relations fees for the fiscal year ended June 30, 2005 decreased to $44,373 from $140,014 for the fiscal year ended June 30, 2004 as a result of the termination of investor relations representatives and the completion of website development begun during the previous year.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of 200,000,000 common shares without par value of which 17,138,618 were outstanding at the end of the fiscal year ended June 30, 2005 and as of the date hereof.

As at the date hereof, the Company has outstanding warrants entitling the purchase of 2,147,855 shares of the Company at a price of $0.60 per share until February 26, 2006 and warrants entitling the purchase of 5,844,700 shares of the Company at a price of $0.30 per share until November 22, 2005 and thereafter at a price of $0.35 per share until November 22, 2006.

As at the date hereof, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
474,000	$0.52	September 8, 2008
21,500	$0.65	September 12, 2008
59,000	$0.25	July 22, 2009
554,500

Lund Gold Ltd.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security

Holder Account Number

Form of Proxy - Annual General Meeting to be held on December 6, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.

1-866-732-VOTE (8683)

- Proxy Instructions must be received by 10:00 am, Pacific Time, on December 2, 2005.

- Go to the following web site: www.computershare.com/ca/proxy
- Proxy Instructions must be received by 10:00 am, Pacific Time, on December 2, 2005.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | HOLDER ACCOUNT NUMBER | ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail back this

Proxies submitted must be received by 10:00 am, Pacific Time, on December 2,

Appointment of Proxyholder

The undersigned "Registered Shareholder" of Lund Gold Ltd. (the "Company") hereby appoints: Chet Idziszek, President of the Company, or failing this person, James G. Stewart, Secretary of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Lund Gold Ltd. to be held at Suite 2000 - 1055 West Hastings Street, Vancouver, British Columbia, Canada on December 06, 2005 at 10:00 AM (Pacific Time) and at any adjournment thereof.

1. Resolution

To determine the number of Directors at four (4). For ☐ Against ☐

2. Election of Directors

	For	Withhold
01. To elect as Director, J. Douglas Brown	☐	☐
02. To elect as Director, Max Fugman	☐	☐
03. To elect as Director, Chet Idziszek	☐	☐
04. To elect as Director, James G. Stewart	☐	☐

3. Appointment of Auditors

Appointment of Davidson & Company LLP as Auditors of the Company. **For** ☐ **Withhold** ☐

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

	For	Against
4 To authorize the Directors to fix the Auditors' remuneration.	☐	☐
5 To reaffirm the Company's existing stock option plan for the ensuing year, as more fully set forth in the information circular accompanying this proxy.	☐	☐
6 To authorize the Board of Directors in their discretion to amend any existing stock options granted to insiders, at such price or prices and upon such terms as may be acceptable to TSX Venture Exchange	☐	☐
7 To transact such other business as may properly come before the Meeting.	☐	☐

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s

Date

0 0 8 7 4 0 L U V Q

REQUEST FOR FINANCIAL STATEMENTS

NOTICE TO SHAREHOLDERS OF LUND GOLD LTD.

You may choose to receive the Company’s financial reports by simply completing the information below and returning this notice to the Company.

Offering you the option to receive the Company’s financial reports is not only a sound environmental choice, but it also enables us to reduce costs by sending these documents only to those shareholders who wish to receive them.  Ultimately, the choice is yours.  As long as you remain a shareholder, you will receive this notice each year and will be required to renew your request to receive the Company’s financial reports.

_______

Please add my name to the mailing list for the Company so that I may receive interim financial statements and related MD&A.

_______

Please add my name to the mailing list for the Company so that I may receive the annual financial statements and related MD&A.

TO:

LUND GOLD LTD. (the “Company”)

The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company’s Financial Statement Mailing  List in respect of its financial statements.

________________________________________

Name (Please print)

________________________________________

Address

________________________________________

City/Province (or State)/Postal Code

________________________________________

______________________________

Signature of shareholder, or if shareholder is a company,

Dated

signature of authorized signatory.

Please complete and return this document as indicated below.  As the mailing list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

LUND GOLD LTD.

2000 – 1055 W. Hastings Street

Vancouver,  B.C.  V6E 2E9  Canada

Fax:   (604) 331-8773

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

November 9, 2005	Trading Symbol: TSX Venture – LGD Website: www.lundgold.com

NEWS RELEASE

Lund Gold Ltd. reports that it has, subject to regulatory approval, granted incentive stock options entitling the purchase of up to 896,500 common shares of Lund at a price of $0.10 per share until November 9, 2010.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek,

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

November 23, 2005	Trading Symbol: TSX Venture – LGD Website: www.lundgold.com

NEWS RELEASE

Further to its news release of November 2, 2005, Lund Gold Ltd. (TSX-V: LGD) reports that it has issued a total of 152,500 shares at a deemed price of $0.10 per share to key employees in lieu of cash compensation. These shares are subject to a four-month hold period expiring March 16, 2006.

On behalf of the Board of Directors of

LUND GOLD LTD.

 “Chet Idziszek”

Chet Idziszek,

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

LUND GOLD LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended September 30, 2005

(Unaudited – Prepared by Management)

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended September 30, 2005.

LUND GOLD LTD.

(An exploration stage company)

Consolidated Balance Sheets

As at (expressed in Canadian dollars, unaudited)

	September 30, 2005	June 30, 2005
ASSETS
Current
Cash and cash equivalents	$ 150,780	$ 245,509
Receivables	3,535	3,779
Prepaid expenses and deposits	3,857	7,981
	158,172	257,269

Restricted cash (Note 11)	16,338	16,338
Resource properties (Note 4)	1,852,921	1,813,649
Equipment	11,769	12,532

	$ 2,039,200	$ 2,099,788

LIABILITIES & SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$ 41,363	$ 32,403
Shareholders’ equity
Capital stock (Note 5)
Authorized
200,000,000 common shares without par value
Issued and outstanding
17,138,618 (June 30, 2005 – 17,138,618) common shares	10,289,325	10,289,325
Contributed surplus (Note 5)	551,139	551,139
Deficit	(8,842,627)	(8,773,079)

	1,997,837	2,067,385

	$ 2,039,200	$ 2,099,788

Nature of operations and going concern (Note 1)

Contingency (Note 11)

Subsequent Events (Note 12)

Approved by the Board

“Chet Idziszek”       Director                             “James G. Stewart”         Director

LUND GOLD LTD.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

For the three months ended September 30

(expressed in Canadian dollars – unaudited)

	2005	2004

EXPENSES
Amortization	$ 763	$ 916
Accounting and audit	-	-
Consulting fees	-	5,000
Filing fees	-	166
Interest expense and loan bonus	-	-
Legal fees	7,544	2,941
Office and general	7,362	7,921
Rent	9,490	7,825
Shareholders’ information	2,100	-
Stock-based compensation	-	10,165
Transfer agent’s fees	2,262	1,911
Travel and public relations	4,410	19,537
Wages and benefits	34,720	25,881
	(68,651)	(82,263)

OTHER – INCOME (EXPENSE)
Interest income	445	994
Foreign exchange (loss) gain	(1,342)	10
	(897)	1,004

Loss for the period	(69,548)	(81,259)

Deficit – Beginning of period	(8,773,079)	(8,450,722)

Deficit – End of period	$ (8,842,627)	$ (8,531,981)

Basic and diluted loss per share	$ (0.00)	$ (0.01)

Weighted number of shares outstanding	17,138,618	11,577,328

LUND GOLD LTD.

(An exploration stage company)

Consolidated Statements of Cash Flows

For the three months ended September 30

(expressed in Canadian dollars – unaudited)

	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (69,548)	$ (81,259)
Items not involving cash
Amortization	763	916
Stock-based compensation	-	10,165
Change in non-cash working capital items
Receivables	244	(11,457)
Prepaid expenses and deposits	4,124	-
Accounts payable and accrued liabilities	18,967	(15,951)
	(45,450)	(97,586)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	-	6,750

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties	(49,279)	(256,196)
Purchase of equipment	-	(3,002)
	(49,279)	(259,198)

Change in cash and cash equivalents	(94,729)	(350,034)

Cash and cash equivalents – Beginning of period	245,509	621,594

Cash and cash equivalents – End of period	$ 150,780	$ 271,560

Supplemental disclosure with respect to cash flows (Note 10)

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the three months ended September 30, 2005

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on June 22, 1978 under the provisions of the Company Act of British Columbia.  The Company is in the business of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The Company is considered to be in the exploration stage.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations.  The recoverability of the amounts shown for resource properties is dependent upon several factors.  These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and future profitable production or proceeds from the disposition of the mineral properties.  The amounts shown as resource properties represent net costs to date, and do not necessarily represent present or future values.

As at September 30, 2005, the Company has working capital of $116,809 (June 30, 2005 - $224,866).  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placement to meet its general and administrative expenditures and expenditures on the exploration of its resource properties.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  These interim unaudited financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

INTERIM UNAUDITED FINANCIAL STATEMENTS

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted.  These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company’s latest annual filing for the year ended June 30, 2005.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the three months ended September 30, 2005

3.

SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

4.

RESOURCE PROPERTIES

	Aldebarán Property, Brazil	Carneirinho Property, Brazil	Total

Balance, June 30, 2005	$ 1,758,458	$ 55,191	$ 1,813,649

Acquisition	7,098	-	7,098
Camp	5,033	-	5,033
Geology	22,704	-	22,704
Land and Legal	294	882	1,176
Travel	3,261	-	3,261
	38,390	882	39,272

Balance, September 30, 2005	$ 1,796,848	$ 56,073	$ 1,852,921

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Balance as at June 30, 2005 and September 30, 2005	17,138,618	$ 10,289,325	$ 551,139

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the three months ended September 30, 2005

6.

STOCK OPTIONS

As at September 30, 2005, the following stock options were outstanding and exercisable:

Exercise Price	Number of Shares	Expiry Date

$ 0.52	474,000	September 8, 2008
0.65	21,500	September 12, 2008
0.25	59,000	July 22, 2009

	554,500

7.

WARRANTS

As at September 30, 2005, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

1,499,999	$ 0.60	February 26, 2006
600,000	0.60	February 26, 2006
47,856	0.60	February 26, 2006
5,100,550	0.30 then at 0.35	November 22, 2005 November 22, 2006
744,150	0.30 then at 0.35	November 22, 2005 November 22, 2006

7,992,555

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the three months ended September 30, 2005

8.

RELATED PARTY TRANSACTIONS

a)

The Company incurred the following costs with a law firm controlled by a director and with companies related by way of directors in common as follows:

	2005	2004

Consulting fees	$ -	$ 5,000
Legal fees	7,400	24,009
Rent	9,490	7,825
Wages and benefits	18,750	18,750

	$ 35,640	$ 55,584

Legal fees have either been expressed to operations, recorded as share issue costs or capitalized to resource properties, based on the nature of the expenditure.

b)

Included in accounts payable at September 30, 2005 is $16,362 (June 30, 2005 -  $3,750) due to a director of the company, a law firm controlled by a director and companies related by way of common directors.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

9.

SEGMENT INFORMATION

The Company considers its business to consist of one reportable business segment being the exploration of resource properties.  The Company’s equipment and resource properties are located in the following geographic areas:

	September 30, 2005	June 30, 2005

Brazil	$ 1,852,921	$ 1,813,649
Canada	11,769	12,532

	$ 1,864,690	$ 1,826,181

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the three months ended September 30, 2005

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions during the three month periods ended September 30, 2004 and 2005.

11.

Contingency

As at September 30, 2005, the Company has restricted cash in the amount of $16,338.  These funds were paid into court pending the outcome of legal action brought against the Company by a former officer of the Company in order to settle a fee dispute.  The Company believes the case to be without merit, anticipates settlement will be in favour of the Company and accordingly no provision has been made in the financial statements.

12.

Subsequent Events

Subsequent to September 30, 2005, the Company:

a)

Granted incentive stock options entitling the purchase of up to 896,500 common shares of the Company at a price of $0.10 per share expiring November 9, 2010, and

b)

Issued 152,500 shares valued at $15,250 to settle outstanding accounts payable.

FORM 51-102F1

MANAGEMENT DISCUSSIONS

LUND GOLD LTD.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

THREE MONTH PERIOD ENDED SEPTEMBER 30, 2005

The following discussion and analysis, prepared as of November 22, 2005, should be read together with the interim unaudited consolidated financial statements for the three month period ended September 30, 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended June 30, 2005 and June 30, 2004, and the Management Discussion and Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

The Company is in the business of acquiring and exploring its resource properties.  The Company does not currently have any producing properties and its current operations on the Aldebarán Property and the Carneirinho Property are an exploratory search for minerals.  During the three month period ended September 30, 2005, the Company was primarily engaged in the exploration of its Aldebarán Property in Brazil.  Pursuant to an agreement dated May 5, 2003, and amended October 31, 2003, March 15, 2004, August 16, 2004 and October 28, 2004, the Company and Goldmarca Limited were granted an option by Global Consultoria Mineral Ltda. (“Global”) to jointly acquire up to a 100% interest in the Aldebarán property in Brazil. Global has the right, pursuant to an underlying agreement, to acquire the property from the owners of the surface and mineral rights.  During the fiscal year ended June 30, 2005, the interest of Goldmarca Limited was converted to a 5% net profits interest as a result of dilution for failing to contribute to exploration expenditures, thereby allowing the Company to acquire the 100% interest in the Aldebarán Property.  In March 2005, the Company and Oromin Explorations Ltd. (“Oromin”), a company related by common directors, were granted an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.

The Company’s common shares trade on the facilities of the TSX Venture Exchange under the symbol “LGD”.

Overall Performance

The following is a summary of significant events and transactions that occurred during the three month period ended September 30, 2005:

1.

The Company reviewed the Aldebarán and Carneirinho exploration data with various exploration companies that may be interested in entering into a joint venture to further the exploration program at Aldebarán and Carneirinho.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended June 30, 2005	Year Ended June 30, 2004	Year Ended June 30, 2003

Total revenues	nil	nil	nil
Net loss	$322,357	$816,776	$184,661
Basic and diluted loss per share	(0.02)	(0.09)	(0.07)
Total assets	2,099,788	1,211,860	225,826
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

During the fiscal year ended June 30, 2005, the total assets of the Company increased to $2,099,788 from $1,211,860 as at June 30, 2004, primarily due to increased resource property expenditures financed by the sale of share capital.  The decrease in loss during the year ended June 30, 2005 compared to the loss for the year ended June 30, 2004 is primarily due to significant decreases in consulting fees, interest expense and loan bonus costs, stock-based compensation and travel and public relations costs partly as a result of changes to management of the Company during the year.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

At September 30, 2005, the Company’s current assets totalled $158,172 compared to $296,174 at September 30, 2004.  The decrease is due to investments in resource properties and general and administrative expenses.  During the same period, current liabilities also decreased to $41,363 from $58,653 due to decreased exploration activity.  Included in the Company’s current liabilities was payables or accrued liabilities of $16,362 due to related parties as a result of wages or professional services rendered by directors of the Company.  All such amounts are payable on demand.  As a result, the Company had working capital of $116,809 at September 30, 2005 as compared with working capital of $237,521 at September 30, 2004.  As at both September 30, 2005 and September 30, 2004, the Company had no long-term debt.

At September 30, 2005, the Company had total assets of $2,039,200 as compared with $1,144,452 at September 30, 2004.  The increase is due to the sale of share capital.

Share capital as at September 30, 2005 was $10,289,325, up from $9,177,025 as at September 30, 2004 due to the sale of share capital.  During the three months ended September 30, 2005, the Company did not issue any securities.

The Company's largest cash outflows in the three months ended September 30, 2005 resulted from resource property expenditures of $49,279.  The most significant contribution to working capital in the three months ended September 30, 2005 was provided by interest income of $445. The most significant contribution to working capital in the three months ended September 30, 2004 was provided by the sale of share capital that generated net proceeds of $6,750.

During the three months ended September 30, 2005 the Company recorded interest income of $445 and a foreign exchange loss of $1,342.  During the three months ended September 30, 2004 the Company recorded interest income of $994 and a foreign exchange gain of $10.

Expenses for three months ended September 30, 2005 were $68,651, down from $82,263 for the three months ended September 30, 2004 due primarily decreased stock-based compensation costs which fell to nil from $10,165 as a result of incentive stock options granted in the previous period.

Net loss for the three months ended September 30, 2005 was $69,548 or $0.00 per share as compared with a net loss for the three months ended September 30, 2004 of $81,259 or $0.01 per share.

Summary of Quarterly Results

	Three Months Ended September 30, 2005	Three Months Ended June 30, 2005	Three Months Ended March 31, 2005	Three Months Ended December 31, 2004	Three Months Ended September 30, 2004	Three Months Ended June 30, 2004	Three Months Ended March 31, 2004	Three Months Ended December 31, 2003
Total assets	$2,039,200	2,099,788	2,176,010	2,207,867	1,144,452	1,211,860	1,338,071	416,797
Resource properties and deferred costs	1,852,921	1,813,649	1,684,180	1,105,243	832,735	563,652	464,026	317,846
Working capital (deficiency)	116,809	241,204	441,775	1,066,012	237,521	573,034	790,763	(197,528)
Shareholders’ equity	1,997,837	2,067,385	2,139,491	2,185,783	1,085,799	1,150,143	1,271,998	136,404
Revenues	nil	Nil	nil	nil	nil	nil	nil	nil
Net loss	(69,548)	(72,106)	(60,242)	(108,750)	(81,259)	(307,853)	(114,560)	(146,079)
Earnings (loss) per share	(0.00)	(0.00)	(0.00)	(0.01)	(0.01)	(0.03)	(0.01)	(0.02)

Significant changes in key financial data from 2003 to 2005 can be attributed to the reactivation of the Company and its acquisition, financing and active exploration of the Aldebarán Property.

Liquidity

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its review of the Aldebarán and Carneirinho exploration data with various exploration companies that may be interested in entering into a joint venture to further the exploration program at Aldebarán and Carneirinho.

Based on its existing working capital, the Company requires additional financing during the upcoming fiscal year and is currently seeking such funding.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing, to incur additional exploration expenditures on its Carneirinho Property during the fiscal year ending June 30, 2006.  If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

	September 30, 2005	September 30, 2004

Working capital (deficiency)	$116,809	$237,521
Deficit	(8,842,627)	(8,531,981)

Capital Resources

During the three months ended September 30, 2005, the Company did not issue any securities.

During the three months ended September 30, 2004, the Company issued 45,000 shares at a price of $0.15 per share pursuant to the exercise of warrants to generate net proceeds of $6,750.

Based on its existing working capital, the Company requires additional financing during the upcoming fiscal year and is currently seeking such funding.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing, to incur additional exploration expenditures on its Carneirinho Property during the fiscal year ending June 30, 2006.  If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the months ended September 30, 2005, the Company incurred professional fees of $7,400 accrued to a company controlled by a director and officer of the Company for legal services.  The Company also paid or accrued wages and benefits of $18,750 to its Chief Executive Officer and incurred office and rent costs of $9,490 with companies related by way of common directors.

As at September 30, 2005, accounts payable includes $16,632 due to related parties as a result of wages due to an officer of the Company and legal fees incurred with a company controlled by a director.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Proposed Transactions

At the date hereof, there are no proposed asset or business acquisitions or dispositions.

Critical Accounting Estimates

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalised by property.  If economically recoverable ore reserves are developed, capitalised costs of the related property are reclassified as mining assets and amortised using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realisable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Stock-based Compensation

The Company has adopted the accounting policy described in Section 3870 of the Canadian Institute of Chartered Accountants’ handbook, “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The Company has adopted the fair value method, pursuant to which the Company recognises compensation costs for the granting of all stock options and direct awards of stock.  Any consideration paid by the option holders to purchase shares is credited to capital stock.

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at rates approximating those in effect at the time of the transaction.  Translation gains and losses are reflected in the income or loss for the period.

Changes in Accounting Policies

Asset Retirement Obligations

Effective July 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets.  Such asset retirement cost must be recognised at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortised into income on a systematic basis over its useful life.  Adoption of this standard has not affected the Company’s consolidated financial statements.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted.  As at September 30, 2005 approximately 16% of cash and cash equivalents is held in US dollars.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

As at June 30, 2005, the Company had incurred acquisition and exploration costs of $1,758,458 with respect to its Aldebarán Property and during the three months ended September 30, 2005, the Company incurred a further $38,390 in acquisition and exploration costs.  The major components of cumulative expenditures are as follows: acquisition costs of $468,225 or 26.0% of the total, assay costs of $41,084 or 2.3% of the total, camp and administration costs of $269,355 or 15.0% of the total, drilling costs of $317,419 or 17.7% of the total, geological contractor and staff costs of $400,873 or 22.3% of the total, geophysical contractor costs of $100,447 or 5.6% of the total, land and legal costs of $95,223 or 5.3% of the total, report and mapping costs of $18,801 or 1.0% of the total and transportation costs of $85,421 or 4.7% of the total.

As at June 30, 2005, the Company had incurred acquisition and exploration costs of $55,191 with respect to its Carneirinho Property and during the three months ended September 30, 2005, the Company incurred a further $882 in exploration costs.  The major components of this amount are as follows: acquisition costs of $38,337 or 68.4% of the total, geological contractor and staff costs of $4,253 or 7.6% of the total, land and legal costs of $6,577 or 11.7% of the total and transportation costs of $6,856 or 12.2% of the total.

Expenses for three months ended September 30, 2005 were $68,651, down from $82,263 for the three months ended September 30, 2004 due primarily decreased stock-based compensation costs which fell to nil from $10,165 as a result of incentive stock options granted in the previous period.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of 200,000,000 common shares without par value of which 17,138,618 were outstanding at the end of the fiscal year ended June 30, 2005 and as of the date hereof there were 17,291,118 shares issued and outstanding.

As at the date hereof, the Company has outstanding warrants entitling the purchase of 2,147,855 shares of the Company at a price of $0.60 per share until February 26, 2006 and warrants entitling the purchase of 5,844,700 shares of the Company at a price of $0.30 per share until November 22, 2005 and thereafter at a price of $0.35 per share until November 22, 2006.

As at the date hereof, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date

474,000	$0.52	September 8, 2008
21,500	$0.65	September 12, 2008
59,000	$0.25	July 22, 2009
896,500	$0.10	November 9, 2010
1,451,00

Form 52-109F2 – Certification of Interim Filings

I, Chet Idziszek, President of Lund Gold Ltd. and performing similar functions to that of a Chief Executive Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Lund Gold Ltd. (the “issuer”) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

November 24, 2005

“Chet Idziszek”_____

Chet Idziszek

President

Form 52-109F2 – Certification of Interim Filings

I, Naomi Corrigan, Chief Financial Officer of Lund Gold Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Lund Gold Ltd. (the “issuer”) for the interim period ended September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

November 24, 2005

“Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer